

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Jason DiBona
Chief Executive Officer
AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410

> **Re: AeroClean Technologies, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted November 9, 2022**
> **CIK No. 0001872356**

Dear Jason DiBona:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Valerie Jacob, Esq.